EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

March 31, 2017

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of Eurasian Minerals Inc. for the three months ended March 31, 2017 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

ASSETS	March 31, 2017	December 31, 2016

Current
Cash and cash equivalents	$8,154,167	$3,199,686
Investments (Note 3)	705,377	262,756
Receivables (Note 4)	2,557,609	3,430,006
Prepaid expenses	129,174	28,496
Total current assets	11,546,327	6,920,944

Non-current
Restricted cash (Note 5)	249,288	359,172
Receivables (Note 4)	1,406,111	1,412,727
Property and equipment (Note 6)	440,635	471,704
Notes receivable (Note 7)	862,316	-
Investment in associated companies (Note 8)	4,802,206	4,992,823
Strategic investments (Note 3)	163,691	212,798
Exploration and evaluation assets (Note 9)	2,039,900	2,145,000
Royalty interest (Note 10)	25,239,737	25,831,152
Reclamation bonds (Note 11)	638,512	639,427
Goodwill (Note 12)	4,642,744	4,753,324
Other assets	104,484	104,484
Total non-current assets	40,589,624	40,922,611

TOTAL ASSETS	52,135,951	$47,843,555

LIABILITIES

Current
Accounts payable and accrued liabilities	704,633	$577,265
Advances from joint venture partners (Note 13)	292,575	341,361
Total current liabilities	997,208	918,626

Non-current
Deferred income tax liability	4,642,744	4,753,324

TOTAL LIABILITIES	5,639,952	5,671,950

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	117,635,830	117,504,585
Commitment to issue shares (Note 14)	6,111,658	-
Reserves	21,373,183	21,656,380
Deficit	(98,624,672)	(96,989,360)
TOTAL SHAREHOLDERS' EQUITY	46,495,999	42,171,605

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$52,135,951	$47,843,555

Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on May 10, 2017

Signed:	“David M Cole”	Director	Signed:	“Larry Okada”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Expressed in Canadian Dollars)

	Three month period	Three month period
	ended	ended
	March 31, 2017	March 31, 2016

ROYALTY INCOME	$445,343	$390,738
Cost of sales
Gold tax	(22,267)	(19,537)
Depletion (Note 10)	(383,134)	(404,288)
Net royalty (loss) income	39,942	(33,087)

EXPLORATION EXPENDITURES (Note 9)	1,287,532	1,290,687
Less: recoveries	(148,645)	(193,232)
Net exploration expenditures	1,138,887	1,097,455

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	209,776	253,726
Depreciation (Note 6)	28,622	28,622
Investor relations and shareholder information	85,489	52,710
Professional fees	128,656	37,207
Salaries and consultants (Note 15)	286,647	378,072
Share-based payments (Note 14)	-	13,731
Transfer agent and filing fees	87,995	84,190
Travel	11,439	21,379
Total general and administrative expenses	838,624	869,637

Loss from operations	(1,937,569)	(2,000,179)

Change in fair value of fair value throught profit or loss investments	283,500	17,067
Gain (loss) on acquisition and sale of exploration and evaluation assets	165,834	(33,205)
Equity loss in associated companies (Note 8)	(190,617)	(197,600)
Foreign exchange gain (loss)	69,367	(354,027)
Realized loss on sale of investments	-	(38,138)
Other	2,885	26,162
Writedown of goodwill (Note 12)	(71,732)	(341,760)

Loss before income taxes	(1,678,332)	(2,921,680)
Deferred income tax recovery	43,020	143,195

Loss for the period	$(1,635,312)	$(2,778,485)

Basic and diluted loss per share	$(0.02)	$(0.04)

Weighted average number of common shares outstanding	74,100,277	73,554,573

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Three month period	Three month period
	ended	ended
	March 31, 2017	March 31, 2016
Loss for the period	$(1,635,312)	$(2,778,485)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	49,107	52,857
Currency translation adjustment	(286,759)	(1,679,053)

Comprehensive income (loss) for the period	$(1,872,964)	$(4,404,681)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Three month period	Three month period
	ended	ended
	March 31, 2017	March 31, 2016
Cash flows from operating activities
Loss for the period	$(1,635,312)	$(2,778,485)
Items not affecting operating activities:
Interest income received	(2,623)	(3,288)
Unrealized foreign exchange effect on cash and cash equivalents	(56,299)	(541,406)
Items not affecting cash:
Change in fair value of fair value through profit or loss investments	(283,500)	(17,067)
Realized loss on sale of investments	-	38,138
Commitment to issue shares	-	13,731
Accretion interest on long term receivable	(42,170)	-
Derivative loss on accounts receivable	41,908	-
Interest on convertible loan	(1,268)	(22,874)
Deferred income tax recovery	(43,020)	(143,195)
Depreciation	31,069	39,738
Depletion	383,134	404,288
Writedown of goodwill	71,732	341,760
Gain (loss) on acquisition and sale of exploration and evaluation assets	(165,834)	13,593
Derecognition of property and equipment on sale of exploration and evaluation
assets	-	19,612
Equity loss in associated companies	190,617	197,600
Unrealized foreign exchange gain	33,731	64,238
Shares received from joint venture partners included in exploration recoveries	-	(55,000)
Changes in non-cash working capital items:
Receivables	916,524	238,410
Prepaid expenses	(100,678)	(89,152)
Accounts payable and accrued liabilities	127,368	(47,831)
Advances from joint venture partners	(48,786)	(9,099)
Total cash used in operating activities	(583,407)	(2,336,289)

Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net option payments
received	105,100	105,100
Interest received on cash and cash equivalents	2,623	3,288
Convertible note receivable	(934,291)	(281,580)
Proceeds from sale of fair value through profit and loss investments, net	-	90,937
Restricted cash	109,884	16,855
Purchase and sale of property and equipment, net	-	(16,999)
Reclamation bonds	915	58,909
Total cash used in investing activities	(715,769)	(23,490)

Cash flows from financing activities
Proceeds from exercise of options	85,700	-
Proceeds received on subsequent financing	6,111,658	-
Total cash received from financing activities	6,197,358	-
Effect of exchange rate changes on cash and cash equivalents	56,299	541,406
Change in cash and cash equivalents	4,954,481	(1,818,373)
Cash and cash equivalents, beginning	3,199,686	5,634,601
Cash and cash equivalents, ending	$8,154,167	$3,816,228

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated
	Number				other
	of		Commitment		comprehensive
	common	Capital	to issue	Share-based	gain
	shares	stock	shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2016	74,089,710	$117,504,585	$-	11,607,230$	$10,049,150	$(96,989,360)	$42,171,605
Shares issued for exercise of stock options	75,000	85,700	-	-	-	-	85,700
Commitment to issue shares	-	-	6,111,658	-	-	-	6,111,658
Reclass of reserves for exercise of options	-	45,545	-	(45,545)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(188,545)	-	(188,545)
Change in fair value of financial instruments	-	-	-	-	(49,107)	-	(49,107)
Loss for the period	-	-	-	-	-	(1,635,312)	(1,635,312)
Balance as at March 31, 2017	74,164,710	$117,635,830	$6,111,658	11,561,685	$9,811,498	$(98,624,672)	$46,495,999

				Reserves
					Accumulated
	Number				other
	of				comprehensive
	common		Commitment	Share-based	gain
	shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	10,362,229$	$10,125,295	$(94,305,878)	$43,320,836
Shares issued for acquisition of a royalty interest	250,000	145,000	-	-	-	-	145,000
Commitment to issue shares	-	-	13,731	-	-	-	13,731
Foreign currency translation adjustment	-	-	-	-	(1,679,053)	-	(1,679,053)
Change in fair value of financial instruments	-	-	-	-	52,857	-	52,857
Loss for the period	-	-	-	-	-	(2,778,485)	(2,778,485)
Balance as at March 31, 2016	73,784,710	$117,145,052	$152,869	10,362,229	$8,499,099	$(97,084,363)	$39,074,886

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the NYSE MKT under the symbol of “EMX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management estimates it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss or available for sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2016.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017 are consistent with those applied in the Company’s December 31, 2016 audited consolidated financial statements.

3. INVESTMENTS

At March 31, 2017, the Company had the following investments:

		Accumulated
March 31, 2017	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,800,872	$(1,095,495)	$705,377
Total Fair value through profit or loss	1,800,872	(1,095,495)	705,377
Available-for-sale
Marketable securities	910,473	(746,782)	163,691
Total investments	$2,711,345	$(1,842,277)	$869,068

Included in the investments at FVTPL is $74,451 as the value of the equity conversion option on convertible notes (Note 7)

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

3. INVESTMENTS (Continued)

At December 31, 2016, the Company had the following investments:

		Accumulated
December 31, 2016	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,641,751	$(1,378,995)	$262,756
Total Fair value through profit or loss	1,641,751	(1,378,995)	262,756
Available-for-sale
Marketable securities	910,473	(697,675)	212,798
Total investments	$2,552,224	$(2,076,670)	$475,554

4. RECEIVABLES

The Company’s receivables are related to the sale of foreign subsidiaries, royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners., as follows:

Category	March 31, 2017	December 31, 2016
Sale of Akarca	$3,309,773	$4,145,898
Royalty income receivable	148,111	306,513
Refundable taxes	156,857	142,857
Recoverable exploration expenditures and advances	96,689	79,090
Sale of foreign subsidiaries	86,035	-
Other	166,255	168,375
As at March 31, 2017	3,963,720	4,842,733
Less: Long term portion	(1,406,111)	(1,412,727)
Total	$2,557,609	$3,430,006

The carrying amounts of the Company’s current and non – current receivables are denominated in the following currencies:

Currency	March 31, 2017	December 31, 2016
Canadian Dollars	$152,742	$48,448
US Dollars	3,767,053	4,744,825
Turkish Lira	32,060	41,785
Swedish Krona	9,300	6,824
Other	2,565	851
Total	$3,963,720	$4,842,733

5. RESTRICTED CASH

At March 31, 2017, the Company classified $249,288 (December 31, 2016 - $359,172) as restricted cash. This amount is comprised of $191,928 (December 31, 2016 - $189,233) held as collateral for its corporate credit cards, $Nil (December 31, 2016 - $65,706) held as a security deposit for the Company’s Haiti exploration program, and $57,360 (December 31, 2016 – $104,233) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

6. PROPERTY AND EQUIPMENT

During the three months ended March 31, 2017 depreciation of $2,447 (2016 - $11,116) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2016 and March 31, 2017	$110,243	$80,933	$2,381	$-	$578,508	$414,526	$1,186,591

Accumulated depreciation
As at December 31, 2016	$107,132	$55,488	$2,381	$-	$549,886	$-	$714,887
Additions	260	2,187	-	-	28,622	-	31,069
As at March 31, 2017	$107,392	$57,675	$2,381	$-	$578,508	$-	$745,956
Net book value
As at December 31, 2016	$3,111	$25,445	$-	$-	$28,622	$414,526	$471,704
As at March 31, 2017	$2,851	$23,258	$-	$-	$-	$414,526	$440,635

During the three months ended March 31, 2016, the Company sold certain foreign operations for a net loss of $33,205. Included in this loss was property and equipment with a net book value of $19,612.

7. CONVERTIBLE NOTES RECEIVABLE

During the three months ended March 31, 2017, the Company entered into a convertible loan agreement with IG Copper, LLC (“IGC”), an associated company of EMX (Note 8) allowing IGC to borrow up to US$500,000 (“IGC Loan”). The loan carries an interest rate of 8% per annum and the full amount of the principal and interest is due 12 months from the date of the loan. The full US$500,000 has been drawn, and the Company has advanced a further US$200,000 to be added to the loan principal by subsequent amendment. At any time prior to the maturity date, the Company has the right to convert all or any part of the principal sum and accrued interest into membership Units at US$5.00 per Unit. Each membership Unit consists of one Membership Interest and one warrant to purchase one Membership Interest for US$7.00 during a period of 12 months from the conversion date.

The notes receivable consists of two components: the note receivable component and the equity conversion option. At initial recognition, the fair value of the note receivable component was estimated at $860,840 using the discounted cash flow model method at market rate. The note receivable component is accreted over its expected term using the effective interest method at an effective rate of approximately 18%. For the three months ended March 31, 2017, the Company recorded $1,763 of interest income, as well as a foreign exchange loss of $1,268. The fair value of the equity conversion option was estimated to be $74,451.

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 39% (December 31, 2016 – 39%) equity investment in IGC. At March 31, 2017, including the conversion of previously held convertible notes, the Company has invested an aggregate of US$8,967,010 towards its investment (December 31, 2016 - US$8,967,010). At March 31, 2017, the Company’s investment including dilution gain less its share of accumulated equity losses was $4,802,206 (December 31, 2016 - $4,992,823). The Company’s share of the net loss for the period ended March 31, 2017 was $190,617 (2016 - $197,600).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

8. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

As at March 31, 2017, associated companies’ aggregate assets, aggregate liabilities and net loss for the three months ended are as follows:

March 31, 2017	IGC
Aggregate assets	$5,388,141
Aggregate liabilities	(2,083,468)
Loss for the period	(488,762)
The Company's ownership %	39%
The Company's share of loss for the period	(190,617)

As at December 31, 2016, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2016	IGC
Aggregate assets	$6,884,378
Aggregate liabilities	(1,471,260)
Loss for the year	(3,216,120)
The Company's ownership %	39%
The Company's share of loss for the year	(1,295,568)

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At March 31, 2017 and December 31, 2016, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	March 31, 2017	December 31, 2016
Asia Pacific	Various	$81,124	$81,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Trab	78,587	78,587
United States	Superior West, Arizona	895,379	1,000,479
of America	Yerington, Nevada	393,095	393,095
Total		$2,039,900	$2,145,000

During the three months ended March 31, 2017, the Company received a $133,383 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company (“Kennecott”). Pursuant to Company policy, $105,100 has been applied against the Superior West capitalized costs, and $28,283 has been included in exploration income as option payments.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Sweden

On February 14, 2017, the Company completed an agreement to sell certain certain wholly owned subsidiaries in Sweden previously announced in November 2016 with Boreal Metals Corp. (“BMC”), a British Columbia corporation. Pursuant to the agreement BMC acquired two wholly-owned subsidiaries of the Company that control the Gumsberg and Adak exploration assets in Sweden and the Tynset and Burfjord assets in Norway. In exchange for the transfer of its wholly-owned subsidiary Iekelvare AB, which owns or will own that portion of the Properties located in Sweden, and its entire interest in its wholly-owned subsidiary EMX Exploration Scandinavia AB, which owns that portion of the Properties located in Norway, BMC issued to the Company 1,713,390 shares of BMC that represents a 19.9% equity ownership in BMC and agreed to reimburse SEK 550,000 ($81,996) to the Company for license fees related to the Adak license. BMC will have the continuing obligation to issue additional shares of BMC to Eurasian to maintain its 19.9% interest in BMC, at no additional cost to Eurasian, until BMC has raised $5,000,000; thereafter Eurasian will have the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest. EMX also received an uncapped 3% NSR royalty on each of the Properties and has the right to nominate one seat on the board of directors of BMC.

Within five years of the closing date, BMC has the right to buy down up to 1% of the royalty owed to EMX on any given project by paying US $2,500,000 in cash and shares of BMC. Such buy down is project specific. Additionally, EMX will receive annual advance royalty (“AAR”) payments of US $20,000 for each of the Properties commencing on the second anniversary of the closing, with each AAR payment increasing by US $5,000 per year until reaching US $60,000 per year, except that BMC may forgo AAR payments on two of the four Properties in years two and three. Eurasian will receive a 0.5% NSR royalty on any new mineral exploration projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

Pursuant to the sale, the Company valued the BMC shares received at $0.05 per share or $85,670, paid a US$12,000 ($15,862) finders fee, and recorded a net gain on the sale of $165,834. The shares of BMC were valued at the price at which BMC has financed operations to date, as well as finaning closed subsequent to the purchase.

United States

Through its wholly owned subsidiary Bronco Creek Exploration (“BCE”), the Company entered into an Option Agreement with Anglo American Exploration (USA), Inc. (“Anglo”) for the Copper Springs gold-copper property in Arizona. Pursuant to the Agreement, Anglo may acquire a 100% interest in the Property by (a) reimbursing BCE’s 2016 holding and permitting costs and making annual option payments, together totaling US $447,000, and (b) completing US $5,000,000 in exploration expenditures before the fifth anniversary of the Agreement. Upon exercise of the option, Anglo American will pay EMX an additional US $110,000 and EMX will retain a 2% NSR royalty on the Project. The royalty is not capped or purchasable, except over two parcels of Arizona State Land where Anglo American can buy a 0.5% NSR royalty from EMX for US $2,000,000.

Certain annual advance minimum royalty payments and certain milestone payments are required after exercise of the option.

Turkey

Pursuant to a sale agreement entered into in the year ended December 31, 2016 for the Akarca property in Turkey, the Company is scheduled to receive payments of 500 ounces of gold (or cash equivalent) every six months commencing on February 1, 2017, and continuing until receipt of a total of 7,000 ounces. During the 3 months ended March 31, 2017 the Company received the first payment of 500 ounces as a cash payment of US $601,825 ($804,219) which has been credited against accounts receivables.

Receipt of the initial 500 ounce payment leaves a total of 6,500 ounces of gold to be paid to EMX.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the three months ended March 31, 2017, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA					Asia Pacific
	Scandinavia	Kennecott	Anglo			Turkey				Other	Total
		Exploration	American	Other USA	Total		New Zealand	Other	Total
Administration Cost	$ 16,884	$ 62	$ 107	$ 46,670	$ 46,839	$ 20,111	$ 275	$ 1,996	$ 2,271	$ 17,428	$ 103,533
Assays	-	7,879	-	66	7,945	-	-	-	-	-	7,945
Drilling / Trenching	6,440	377	-	-	377	-	-	-	-	-	6,817
Land and Legal	31,562	-	-	44,486	44,486	5,016	-	2,839	2,839	1,845	85,748
Logistics	694	7,721	3,367	44,486	55,574	-	-	580	580	-	56,848
Personnel	139,939	28,199	3,819	360,806	392,824	31,244	-	20,902	20,902	6,178	591,087
Property Cost	237,403	-	13,517	63,872	77,389	15,655	3,965	4,195	8,160	-	338,607
Professional Services	17,397	-	-	1,946	1,946	-	-	10,246	10,246	-	29,589
Technical Studies	1,808	1,324	-	106	1,430	-	-	-	-	11,803	15,041
Travel	16,262	749	-	30,632	31,381	2,417	-	1,368	1,368	889	52,317
Total Expenditures	468,389	46,311	20,810	593,070	660,191	74,443	4,240	42,126	46,366	38,143	1,287,532
Recoveries	(8,103)	(51,608)	(22,305)	(784)	(74,697)	(21,759)	-	(6,045)	(6,045)	-	(110,604)
Operator fees	-	(5,640)	-	-	(5,640)	-	-	-	-	-	(5,640)
Option Payments	-	(28,283)	-	-	(28,283)	-	-	-	-	-	(28,283)
Other Property Income	-	(2,131)	(728)	-	(2,859)	-	(1,259)	-	(1,259)	-	(4,118)
Total Recoveries	(8,103)	(87,662)	(23,033)	(784)	(111,479)	(21,759)	(1,259)	(6,045)	(7,304)	-	(148,645)
Net Expenditures	$ 460,286	$ (41,351)	$ (2,223)	$ 592,286	$ 548,712	$ 52,684	$ 2,981	$ 36,081	$ 39,062	$ 38,143	$ 1,138,887

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the three months ended March 31, 2016, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA			Turkey			Asia Pacific
	Scandinavia	Kennecott									Other	Total
		Exploration	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$ 3,323	$ 26	$ 32,902	$ 32,928	$ 2,847	$ 9,716	$ 12,563	$ 396	$ 79	$ 475	$ 24,198	$ 73,487
Drilling / Trenching	2,530	-	-	-	-	-	-	-	-	-	-	2,530
Land and Legal	10,703	-	24,228	24,228	8,537	44,368	52,905	-	1,554	1,554	4,695	94,085
Logistics	2,084	155	16,431	16,586	5,657	7,437	13,094	-	573	573	5,004	37,341
Personnel	55,293	29,448	309,394	338,842	50,682	137,533	188,215	-	11,502	11,502	49,893	643,745
Property Cost	37,886	-	4,092	4,092	88,645	43,063	131,708	7,612	13,022	20,634	-	194,320
Professional Services	24,936	-	3,945	3,945	6,894	15,439	22,333	-	1,738	1,738	10,352	63,304
Technical Studies	56,827	27,498	-	27,498	-	266	266	-	372	372	9,152	94,115
Travel	19,861	-	35,035	35,035	6,980	17,799	24,779	-	2,140	2,140	5,945	87,760
Total Expenditures	213,443	57,127	426,027	483,154	170,242	275,621	445,863	8,008	30,980	38,988	109,239	1,290,687
Recoveries	-	(52,361)	(11,424)	(63,785)	-	(35,596)	(35,596)	-	(5,011)	(5,011)	-	(104,392)
Operator fees	-	(5,236)	(1,142)	(6,378)	-	-	-	-	-	-	-	(6,378)
Option Payments	-	-	-	-	-	(55,000)	(55,000)	-	-	-	-	(55,000)
Other Property Income	-	-	(27,462)	(27,462)	-	-	-	-	-	-	-	(27,462)
Total Recoveries	-	(57,597)	(40,028)	(97,625)	-	(90,596)	(90,596)	-	(5,011)	(5,011)	-	(193,232)
Net Expenditures	$ 213,443	$ (470)	$ 385,999	$ 385,529	$ 170,242	$ 185,025	$ 355,267	$ 8,008	$ 25,969	$ 33,977	$ 109,239	$ 1,097,455

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

10. ROYALTY INTEREST

Changes in royalty interest for the three months ended March 31, 2017:

Balance, December 31, 2016	$25,831,152
Adjusted for:
Depletion	(383,134)
Cumulative translation adjustments	(208,281)
Balance, March 31, 2017	$25,239,737

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the three months ended March 31, 2017, $445,343 (2016 - $390,738) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. For the three months ended March 31, 2017 and 2016, these assumptions remained reasonable and no revisions were considered necessary.

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	March 31, 2017	December 31, 2016
Australia - various properties	$71,312	$67,694
Sweden - various properties	8,043	8,043
Turkey - various properties	26,148	26,362
U.S.A - various properties	533,009	537,328
Total	$638,512	$639,427

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the three months ended March 31, 2017:

Balance, December 31, 2016	$4,753,324
Adjusted for:
Impairment charge	(71,732)
Cumulative translation adjustment	(38,848)
Balance, March 31, 2017	$4,642,744

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. Goodwill has been written down in conjunction with the decline of $71,732 (2016 - $341,760) of the related deferred income tax liability.

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	March 31, 2017	December 31, 2016
U.S.A.	$292,575	$341,361
Total	$292,575	$341,361

14. CAPITAL STOCK

Authorized

As at March 31, 2017, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the three months ended March 31, 2017, the Company:

  Issued 75,000 (2016 – Nil) shares valued at $45,545 (2016 - $Nil) pursuant to the exercise of stock options.

  Issued Nil (2016 – 250,000) shares valued at $Nil (2016 - $145,000) pursuant to a purchase agreement for the Maggie Creek and Afgan royalties.

  Recorded as a commitment to issue shares, $6,111,658 (2016 - $Nil) related to funds received for a private placement closed subsequent to the three months ended March 31, 2017 (Note 19).

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

14. CAPITAL STOCK (Continued)

During the three months ended March 31, 2017, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2016	4,811,500	$1.24
Options exercised	(75,000)	1.14
Balance as at March 31, 2017	4,736,500	1.08

Number of options exercisable as at March 31, 2017	4,736,500	$1.08

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2017:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
July 5, 2012	50,000	50,000	1.96	July 5, 2017
August 22, 2012	851,500	851,500	1.94	August 22, 2017
October 16, 2012	60,000	60,000	2.44	October 16, 2017
April 25, 2014	1,290,500	1,290,500	1.20	April 25, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,167,500	1,167,500	0.66	June 8, 2020
October 18, 2016	1,239,500	1,239,500	0.66	October 18, 2021

Total	4,736,500	4,736,500

The weighted average remaining useful life of stock options is 2.64 (2016 – 2.58) years.

Share-based Payments

During the three months ended March 31, 2017, the Company recorded aggregate share-based payments of $Nil (2016 - $13,731) as they relate to the fair value of stock options granted, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments for the three months ended March 31, 2016 were allocated to expense accounts as follows:

	General and
	Administrative	Exploration
Three months ended March 31, 2016	Expenses	Expenditures	Total

Commitment to issue shares	$13,731	$-	$13,731
	$13,731	$-	$13,731

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

15. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the three months ended March 31, 2017	Salary or Fees	Payments	Total
Management	$197,517	$-	$197,517
Outside directors *	37,854	-	37,854
Seabord Services Corp.	89,400	-	89,400
Total	$324,771	$-	$324,771

		Share-based
For the three months ended March 31, 2016	Salary or Fees	Payments	Total
Management	$207,012	$-	$207,012
Outside directors *	38,236	-	38,236
Seabord Services Corp.	89,400	-	89,400
Total	$334,648	$-	$334,648

* Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities at March 31, 2017 is $437 (December 31, 2016 - $5,913) owed to key management personnel and $24,868 (Decemer 31, 2016 - $17,559) to other related parties.

16. SEGMENTED INFORMATION

The Company operates within the resource industry. At March 31, 2017 and December 31, 2016 the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	March 31, 2017	December 31, 2016
Asia Pacific	$81,124	$81,124
Sweden	437,755	437,755
Turkey	232,547	232,547
U.S.A	1,288,474	1,393,574
Total	$2,039,900	$2,145,000

PROPERTY AND EQUIPMENT	March 31, 2017	December 31, 2016
Asia Pacific	$8,376	$8,376
Sweden	2,851	3,110
Turkey	1,091	1,091
U.S.A	428,317	459,127
Total	$440,635	$471,704

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion form a cash generating unit located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at March 31, 2017, the Company had working capital of $10,549,119 (December 31, 2016 - $6,002,318). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company has sufficient working capital to undertake it’s current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at March 31, 2017, there were no changes in the levels in comparison to December 31, 2016. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$8,154,167	$-	$-	$8,154,167
Restricted cash	249,288	-	-	249,288
Fair value through profit or loss investments	705,377	-	-	705,377
Strategic investments	163,691	-	-	163,691
Accounts receivable	-	2,557,609	-	2,557,609
Non-current accounts receivable	-	1,406,111	-	1,406,111
Total	$9,272,523	$3,963,720	$-	$13,236,243

The carrying value of receivables (excluding the receivable related to the sale of certain Turkish subsidiaries in the year ended December 31, 2016), accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

Accounts receivable, including both long and current portions related to the sale of certain Turkish subsidiaries in the year ended December 31, 2016 were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of AES (Note 9).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the March 31, 2017 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $87,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, convertible notes receivable, and accounts payable and accrued liabilities to foreign exchange risk as at March 31, 2017 is as follows:

Accounts	US dollars
Cash and cash equivalents	$5,762,062
Receivables	3,682,541
Convertible notes receivable	935,766
Accounts payable and accrued liabilities	(317,211)
Advances from joint venture partners	(219,514)
Net exposure	9,843,644
Canadian dollar equivalent	$13,119,904

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Based on the above net exposure as at March 31, 2017, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $1,312,000 in the Company’s pre-tax profit or loss.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	March 31, 2017	December 31, 2016

Cash	$7,895,033	$3,132,480
Short-term deposits	259,134	67,206

Total	$8,154,167	$3,199,686

The significant non-cash investing and financing transactions during the three months ended March 31, 2017 included:

a.	Recorded a loss through accumulated other comprehensive income of $49,107 related to the fair value adjustments on AFS financial instruments;
b.

Adjusted non-current assets and liabilities for $188,545 related to cumulative translation adjustments (“CTA”), of which $208,281 relates to CTA loss on royalty interest, $38,848 relates to CTA loss on goodwill, $67,560 relates to a CTA gain on deferred tax liability and $8,976 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency;

c.	Recorded a $73,451 charge to convertible loan and related increase in investments through profit and loss for the conversion feature on convertible debt (Note 7),
d.	Reclass of reserves on exercise of options for $45,545

The significant non-cash investing and financing transactions during the three months ended March 31, 2016 included:

a.	Recorded a gain through accumulated other comprehensive income of $52,857 related to the fair value adjustments on available-for-sale (“AFS”) financial instruments;
b.	Issuance of 250,000 valued at $145,000 pursuant to the acquisition of the Maggie Creek and Aghan royalties (Note 10);
c.

Adjusted non-current assets and liabilities for $1,679,053 related to cumulative translation adjustments (“CTA”), of which $1,865,477 relates to a CTA loss on a royalty interest, $410,198 relates to a CTA loss on goodwill, $608,763 relates to a CTA gain on a deferred tax liability and $12,141 relates to a CTA loss in the net liabilities of a subsidiary with a functional currency different from the presentation currency.

19. EVENT AFTER THE REPORTING DATE

Subsequent to the period ended March 31, 2017

Completed a non-brokered private placement financing, raising $7,000,000 (of which $6,111,658 was received during the three months ended March 31, 2017) by the issuance of 5,000,000 units (the “Units”) at a price of $1.40 per Unit. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $2.00 until April 12, 2019.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Three Months Ended March 31, 2017

19. EVENT AFTER THE REPORTING DATE (Continued)

Finders' fees were paid on a portion of the private placement. The finders' fees consisted of 246,604 Units (6% of the Units sold to investors introduced by finders).